SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 25)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

917286106
(CUSIP Number)

Charles D. Urstadt
Chairman
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2019
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d‑1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 890,570
8 Shared Voting Power 3,652,628
9 Sole Dispositive Power 890,570
10 Shared Dispositive Power 3,652,628
11 Aggregate Amount Beneficially Owned by Each Reporting Person 4,543,198
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 46.3%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,286,578
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,286,578
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,286,578
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 33.5%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 146,050
9 Sole Dispositive Power 0
10 Shared Dispositive Power 146,050
11 Aggregate Amount Beneficially Owned by Each Reporting Person 146,050
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 1.5%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,942,431
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,942,431
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,431
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 19.8%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 455,721
9 Sole Dispositive Power 0
10 Shared Dispositive Power 455,721
11 Aggregate Amount Beneficially Owned by Each Reporting Person 455,721
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 4.6%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,120,349
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,120,349
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,120,349
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 31.8%
14 Type of Reporting Person (See Instructions) IN
CUSIP No. 917286106
1 Names of Reporting Persons. Catherine U. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,120,349
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,120,349
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,120,349
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 31.8%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 25 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 24 (the “Schedule 13D”) and is being filed to update the number of shares being reported by Charles J. Urstadt, Willing L. Biddle, Catherine U. Biddle and Urstadt Property Company, Inc.  This Amendment No. 25 is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”), (vi) Willing L. Biddle and (vii) Catherine U. Biddle.  The reporting persons set forth in (i) – (vii) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.
Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:
See Item 5 below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
Mr. Urstadt is the direct beneficial owner of 890,570 shares of Common Stock of the Issuer.  In addition, he is an indirect beneficial owner of 888,426 shares of Common Stock directly held by UPCO, 41,050 shares of Common Stock held by Mrs. Urstadt, 1,942,431 shares of Common Stock held by URACO, 455,721 shares of Common Stock held by URS II, and 220,000 shares of Common Stock held by the Charles J. Urstadt 2012 Family Trust. In addition, he has the power to vote or direct the voting of and to dispose or direct the disposition of 105,000 shares of Common Stock held by the Urstadt Conservation Foundation (the “Foundation”).  As a result, Mr. Urstadt beneficially owns or has the power to vote or direct the voting of and to dispose or direct the disposition of a total of 4,543,198 shares of Common Stock, or 46.3% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.

UPCO is the direct beneficial owner of 888,426 shares of Common Stock, which, when added to the 1,942,431 shares of Common Stock held by URACO and the 455,721 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,286,578 shares of Common Stock, or 33.5% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.

Mrs. Urstadt is the direct beneficial owner of 41,050 shares of Common Stock and has the power to vote or direct the voting of and to dispose or direct the disposition of an additional 105,000 shares of Common Stock held by the Foundation, representing a total of 146,050 shares of Common Stock, or 1.5% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.  These shares also are reported as being beneficially owned by Mr. Urstadt since Mrs. Urstadt is the spouse of Mr. Urstadt and Mr. Urstadt shares in the voting and dispositive powers.

URACO is the direct beneficial owner of 1,942,431 shares of Common Stock, or 19.8% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.

URS II is the direct beneficial owner of 455,721 shares of Common Stock, or 4.6% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.

Mr. Biddle is the direct beneficial owner of 2,322,954 shares of Common Stock individually, and Mrs. Biddle is the direct beneficial owner of 34,612 shares of Common Stock individually. When these shares are added to 5,163 shares of Common Stock owned by the P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, 367,171 shares of Common Stock owned by the Catherine U. Biddle 2012 Dynasty Trust, for which Mr. Biddle is the sole trustee, 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, 21,000 shares of Common Stock held by Trust UW PTB Art 4.1, and 368,379 shares owned by the Willing L. Biddle 2012 Dynasty Trust for which Mrs. Biddle is the sole trustee, Mr. Biddle and Mrs. Biddle beneficially owns 3,120,349 shares of Common Stock, or 31.8% of the 9,822,006 shares of Common Stock outstanding as of October 31, 2018.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 888,426 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,942,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 455,721 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 41,050 shares of Common Stock directly owned by Mrs. Urstadt. Mr. and Mrs. Urstadt disclaim beneficial ownership of any shares held by the Foundation, but may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 105,000 shares of Common Stock directly owned by the Foundation in view of the fact that Mr. and Mrs. Urstadt are the sole trustees of the Foundation.

Mr. Biddle and Mrs. Biddle may each be deemed to have shared power to vote and direct the voting of and to dispose of or direct the disposition of shares owned by the other, as they are spouses.

(c)
On January 2, 2019, the Issuer entered into an agreement with Mr. Urstadt, Mr. Biddle and Mrs. Biddle, whereby they were granted restricted stock awards of 25,000, 100,000 and 1,200 shares of Common Stock, respectively. In addition, Mr. Urstadt and Mr. Biddle were granted a restricted stock award of 1,000 and 2,500 shares of Class A Common Stock, respectively. Each of the Common Stock and Class A awards were issued pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”).

On December 28, 2018, the Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefit and Deferred Compensation Plan of 2005 (the "Plan") made a required distribution of 411 shares of Common Stock to Willing L. Biddle, a participant in the Issuer's Plan.

Except as set forth in this Schedule 13D, as amended, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II, Mr. Biddle or Mrs. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as a member of the Board of Directors of the Issuer, and Mr. Biddle, as President and Chief Executive Officer of the Issuer, are participants in the Issuer’s Restricted Stock Award Plan.  Mr. Urstadt is the beneficial owner of 225,000 restricted shares of Common Stock that were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan. Of these shares, 100,000 are held by URS II.  Mr. Biddle is the direct beneficial owner of 900,000 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan. Mrs. Biddle is the direct beneficial owner of 5,400 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated January 10, 2019.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2019
/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By: /s/ Charles D. Urstadt
Name: Charles D. Urstadt
Title: Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By: URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles D. Urstadt
Name: Charles D. Urstadt
Title: Chairman of the Board

URSTADT REALTY SHARES II L.P.

By: URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles D. Urstadt
Name: Charles D. Urstadt
Title: Chairman of the Board

/s/ Willing L. Biddle
Willing L. Biddle

/s/ Catherine U. Biddle
Catherine U. Biddle